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                                                Filed by IMS Health Incorporated
                                Pursuant to Rule 425 under the Securities Act of
                            1933 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                        Subject Company: IMS Health Incorporated
                                                   Commission File No. 001-14049

THE FOLLOWING IS MATERIAL DISTRIBUTED BY IMS HEALTH INCORPORATED IN A PRESS PACKET, INCLUDING EXECUTIVE AND COMPANY BIOGRAPHIES FOR IMS HEALTH INCORPORATED AND THE TRIZETTO GROUP, INC.:

                                 Executive Bios

Victoria Fash, President and Chief Executive Officer, IMS HEALTH

Victoria Fash is President and Chief Executive Officer of IMS HEALTH, responsible for worldwide operations of a Fortune 500 company with 1999 revenues of $1.4 billion, employing 9,000 people in 100 countries. Fash, who served as President and COO of IMS HEALTH from its inception in 1998, was named President and CEO in March 1999. From 1996 to 1998, she served as Executive Vice President and CFO of Cognizant Corporation. Fash began her career with Dun & Bradstreet in 1991 and held progressively responsible executive management positions. As Senior Vice President of Business Strategy, she played a key role in the strategic restructuring of D&B into three independent companies. In 1985, Fash joined Management Science America (MSA) which was acquired by D&B in 1989, and merged with its McCormack & Dodge (M&D) division. She engineered the consolidation of MSA with McCormack & Dodge business operations in Europe, Japan and South America. At the Georgia Institute of Technology, Fash served as Director of Information Services. She is a graduate of the University of Illinois, where she received both a BS degree and an MPA with honors. Fash is a member of the Board of Directors of Cognizant Technology Solutions and Edwards Lifesciences.

Jeffrey H. Margolis, Chairman and Chief Executive Officer, TriZetto

In 1997, Jeff Margolis founded TriZetto, a provider of Internet-enabled application services and business portals for the healthcare industry. Margolis has more than a decade of experience architecting and managing information technology and services for some of the nation's largest healthcare organizations. He is the former Senior Vice President and Chief Information Officer of FHP International Corporation, a $4 billion healthcare company that operated health plans, multi-specialty physician clinics and hospitals, serving more than 2 million members and patients. Margolis is former chairman of the Managed Care Executive Group and was featured as the cover story for Healthcare Management Technology magazine, where he today serves as an editorial board advisor. Margolis is also a member of the American Institute of Certified Public Accountants. He received dual bachelor's degrees in business and management information systems from the University of Illinois.

Robert E. Weissman, Chairman, IMS HEALTH

Bob Weissman is Chairman of IMS HEALTH, the world's leading provider of information solutions to the pharmaceutical and healthcare industries. IMS HEALTH is a spin-off from the Cognizant Corporation, which itself was spun-off from Dun & Bradstreet in November 1996. As Chairman and CEO of D&B, Weissman led that company through the spin-off process, and repeated that process as Chairman and CEO of Cognizant. He served as both Chairman and CEO of IMS HEALTH until March 1999. Prior to his election to the top post at D&B, he held the position of President and COO since January 1985. Weissman joined D&B in May 1979 when the corporation acquired National CSS, of which he was President and CEO. Prior to joining National CSS, Weissman was Executive Vice President of Rediffusion, Inc., a manufacturer of communications equipment and computers. Previously, he was President and CEO of Spencer-Kennedy Laboratories. He is a director of State Street Corporation and is Vice Chairman of the Corporation of Babson College, Babson Park, Mass. He is also a member of the Listed Company Advisory Committee of the New York Stock Exchange. Weissman is a graduate of Babson College, where he received a degree in business administration.

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                  Erisco Managed Care Technologies At a Glance

IMS HEALTH's Erisco Managed Care Technologies unit is a leading provider of IT solutions for healthcare payor organizations. Erisco integrates advanced technology and clinical information with enterprise-wide business applications and Internet strategies to address the needs of HMOs, PPOs and Blue Cross Blue Shield organizations. As businesses and governments increasingly turn to managed care to fight soaring healthcare costs, more managed care organizations (MCOs) are choosing Erisco's Facets(R) system of products and services to automate and integrate key business functions.

Profile

o     Founded in 1968
o     300-plus professionals
o     More than 125 customers serving 70 million people
o Strategic, best-of-breed alliances enhance information management and business applications

Market Opportunity

o     High-growth managed care organization marketplace
o     Competition and cost-containment pressure creating new IT opportunities
o     Accelerating demand for managed care software solutions

Customers

o Managed Care providers, including Health Maintenance Organizations; Preferred Provider Organizations; Blue Cross Blue Shield organizations; and managed indemnity organizations

Core Product

o The modular design of Erisco's Facets software can be used to manage multiple lines of business -- from managed indemnity to point-of-service to advanced managed care -- with equal ease. Clients can select from more than a dozen integrated Facets modules, including: Membership/Group Management; Utilization Management; Claims and Encounter Processing; Provider Network Management; and Customer Service. Through Facets' Electronic Commerce systems, clients can exchange information electronically using the latest Electronic Data Interchange and Internet technologies.

Key Growth Drivers

o     Increased managed care organization investment in IT systems
o Leveraging increasing demand for new strategic managed care administration solutions
o Expansion into adjacent markets emphasizing managed care and information solutions
o     Increased investment in sales and marketing to advance market leadership

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                             IMS HEALTH At a Glance

IMS HEALTH is the world's leading provider of information solutions to the pharmaceutical and healthcare industries. With over 40 years' experience, IMS HEALTH is the largest pharmaceutical manufacturer information partner, integral to customer day-to-day operations. Key products and services include:

      Market Research: IMS HEALTH tracks market share information for prescription drugs in healthcare markets around the world.
      Sales Management: IMS HEALTH tracks sales volume and growth trend information at the sales territory level, enabling pharmaceutical companies to optimize sales force productivity.

      Pharmaceutical Relationship Management: More than 40,000 pharmaceutical sales professionals worldwide depend daily on IMS HEALTH's customer management and decision-support technology solutions to make critical sales and marketing decisions.

      Over-the-Counter: Market data tracked by IMS HEALTH for over-the-counter pharmaceutical products are used by customers to assess marketing effectiveness and enhance new product launches.

      Managed Care: Managed care organizations supporting more than 70 million people depend on Erisco's managed care technology systems and information services to contain costs and improve processing efficiency.

Profile

o     1999 Revenue of $1.4 billion
o     More than 9,000 professionals
o     Global operations in 100 countries

Market Opportunity

o     $343 billion global pharmaceutical marketplace
o     High growth
o     Rich R&D pipeline
o     Healthcare demand driven by aging populations, favorable demographics

Customers

o     Focused on pharmaceutical/healthcare company mission-critical information

Key Growth Drivers

o     Global pharmaceutical/healthcare market growth
o     Leveraging the global distribution channel for market penetration
o     New products
o     Geographic extension into developing markets worldwide
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                         IMS HEALTH/TriZetto At a Glance

The new combination is the first worldwide business-to-business leader in eHealthcare, using the power of the Internet to serve all key healthcare industry constituents. Leading-edge technology facilitates integrated, digital health information and application services to payors, providers and pharmaceutical companies, enabling mission-critical eCommerce.

Profile

o     Internet healthcare market leader
o     Global - 100-plus countries
o     More than 9,000 professionals worldwide
o     Technological strength
o Worldwide connectivity to B2B healthcare portal via open architecture platform

Market Opportunity

o     $4 trillion global healthcare market
o First mover advantage in global business-to-business healthcare information technology
o     Global reach
o     Technology powerhouse - Web plus massive database
o     Next-generation products

Customers

o     Pharmaceutical Companies
o     Healthcare Providers
o     Payors

Key Growth Drivers

o     Global reach to broader healthcare industry
o     New eBusiness products
o     Growing acceptance of application service provider (ASP) model

Immediate Actions

o     Rapidly deploy new information products
o     Offer Erisco healthcare administration solutions via ASP
o     Cross-market ASP in pharmaceutical arena
o     Web-enable digital pharmaceutical insights
o     Rollout HealthWeb as a global B2B portal

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                              TRIZETTO AT A GLANCE

THE TRIZETTO(R) GROUP delivers technology solutions that revolutionize the way healthcare enterprises run their businesses and interact. As a leading application services provider (ASP), TriZetto provides access to a broad, customizable portfolio of leading business and Internet-enabled applications. HealthWebSM, its Internet portal, facilitates information-exchange and eCommerce among key healthcare participants, including providers, health plans, employers and members/patients.

- TriZetto's ASP SERVICES simplify healthcare practices by enabling clients to manage their businesses without the cost of maintaining their own servers, networks, resources or software. TriZetto hosts, monitors and manages these applications in its Customer Connectivity Centers, and delivers them to customers on a subscription basis. The result is tailored, premium technology solutions that help healthcare enterprises become more efficient and effective.

- HEALTHWEB, TriZetto's business-to-business healthcare Internet portal, centers healthcare professionals' work universe on the Internet-enabled desktop. By connecting payors, providers, administrators, members and suppliers, information and work flows are synchronized across delivery systems and communities. Organizations can manage transactions more efficiently, drive out duplication of effort and improve overall quality.

- TriZetto TRANSFORMATION SERVICES helps enterprises deploy the right mix of technology solutions in a rapidly changing digital economy. Leveraging its expertise in healthcare business, software and technology, TriZetto works with healthcare businesses to help ensure a strong connectivity infrastructure, best-of-class business applications and the ability to transform data into useful information.

PROFILE
-    Formed in October 1997
-    More than 700 professionals
-    Experienced management team, averaging 14 years of healthcare IT expertise
-    First application services provider (ASP) in the largest vertical market
-    First B2B portal and eBusiness architecture serving healthcare
-    administrators and professionals
- First-mover advantage in using ASP technology to improve efficiency and cost-effectiveness of healthcare delivery

MARKET OPPORTUNITY
-    $1.1 trillion in U.S. expenditures for healthcare
-    Global use of ASP services expected to exceed $10 billion by 2002
-    Growing demand for easy access to healthcare information and insights
- Rising demand for cost-effective, Web-based healthcare transaction solutions

CUSTOMERS
- More than 150 customers representing over 9 million covered lives. Customers include healthcare providers, physician practice-management companies and managed care organizations, including HMOs, PPOs and third-party administrators.

KEY GROWTH DRIVERS
-    Global healthcare market growth
- Regulatory mandates to streamline healthcare business processes via the Web
-    Growing acceptance of the ASP model
- Strategic alliances and partnerships with leading independent software vendors
-    Opportunity to globalize connectivity and automate healthcare delivery


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                   The TriZetto/IMS HEALTH Merger Announcement

                               Questions & Answers

      Why are IMS HEALTH and TriZetto merging?

      The combination of IMS HEALTH, the leading provider of information solutions to the pharmaceutical and healthcare industries, and TriZetto, a leading application services provider (ASP) that provides access to a broad, customizable portfolio of leading business and Internet-enabled applications, creates the global leader in eHealthcare. We become the first company to address the broadest possible market opportunities across the universe of healthcare administrative pharmaceutical and medical information.

      What are the advantages of this combination?

      The merger recognizes the transforming nature of the Internet on the healthcare industry. It unites the expertise of IMS HEALTH in global pharmaceutical information and TriZetto in Internet-based healthcare information technology and healthcare business portals. The merger accelerates both organizations' strategies to use technology to link healthcare stakeholders in a virtual community -- providers, payors, pharmaceutical companies and others. TriZetto's HealthWebSM, a business-to-business healthcare Internet portal, will offer secure information exchange and worldwide e-commerce transactions. The result: an instant Internet infrastructure for an expanded portfolio of Web-enabled information products, unmatched healthcare content and global connectivity.

      What changes can we expect?

      IMS HEALTH is transformed into an Internet business model with faster growth, rapid technology transformation and new opportunities, including immediate development of new Web-based products for pharma, payors and providers.

      A key aspect of this merger is the creation of a global Internet healthcare portal. What does that mean?

      Leveraging the power of the Internet, the global healthcare portal will link providers, payors, pharmaceutical manufacturers and other healthcare stakeholders to a virtual world of content, communications, communities and commerce. The portal will be localized and country-specific, with appropriate language, content, alliances and connectivity. For healthcare professionals, it can simplify healthcare practices by integrating multiple administrative, communications and research functions into a single, easy-to-use Web-based solution. For pharmaceutical companies, it will facilitate direct-to-consumer marketing programs, and offer access to a host of information products and health management services. These include market research, sales management, promotional effectiveness, drug compliance, disease management and outcomes measurement. Driving inefficiencies out of the healthcare system, our portal will help make healthcare more efficient, accessible and affordable.

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Communications Contacts and Guidelines

What to do if you get a call from Wall Street or the press

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If you receive inquiries from Wall Street security analysts, shareholders of IMS
HEALTH or TriZetto, or if you receive an inquiry from news media representatives, please refer the callers to the appropriate person listed below so that all external audiences receive consistent information.

If contacted by          Contact                     Contact information

--------------------------------------------------------------------------------

o    Wall Street         Jack Walsh                  203-222-4250  (tel)
     security analysts   VP, Investor Relations      203-222-4527 (fax)
     or Shareholders     IMS HEALTH                  jwalsh@imshealth.com

                         Ethan Denkensohn            212-213-0006  (tel)
                         Investor Relations          212-213-4447 (fax)
                         TriZetto                    edenkensohn@ny.burnsmc.com

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o    News Media          Michael Gury                203-222-4230  (tel)
                         VP, Global Communications   203-222-4276  (fax)
                         IMS HEALTH                  mgury@uk.imshealth.com

                         Jodi Amendola               480-657-9966 (tel)
                         (Title to come)             480-657-9988 (fax)
                         TriZetto                    jamendola@cpronline.com

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This release may contain forward-looking information (statements that are not historical facts and relate to future performance) that involves risks and uncertainties. The forward-looking statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements about future net revenues, profits, and financial results, the market for TriZetto's services, future service offerings, client and partner relationships, and TriZetto's operational capabilities. Actual results may differ materially from those stated in any forward-looking statements based on a number of factors, including the effectiveness of TriZetto's implementation of its business plan, the market's acceptance of TriZetto's services, risks associated with management of growth, reliance on third parties to supply key components of TriZetto's services, attraction and retention of employees, variability of quarterly operating results, including the effects of the client purchasing patterns due to Year 2000 issues, competitive factors, risks associated with acquisitions, changes in demand for third party products or solutions, which form the basis of TriZetto's service offerings, and risks associated with rapidly changing technology, as well as the risks identified in TriZetto's SEC filings, including information under the heading of risk factors in its Form S-1 filed in October 1999.

This release includes statements which may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although IMS HEALTH believes the expectations contained in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove correct. This information may involve risks and uncertainties that could cause actual results of IMS HEALTH to differ materially from the forward-looking statements. Factors which could cause or contribute to such differences include, but are not limited to (i) the risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks, (ii) to the extent IMS HEALTH seeks growth through acquisitions and joint ventures, the ability to identify, consummate and integrate acquisitions and ventures on satisfactory terms, (iii) the ability to develop new or advanced technologies and systems for its businesses on time and on a cost-effective basis, (iv) regulatory, legislative and enforcement initiatives, particularly in the areas of medical privacy and tax, and (v) deterioration in economic conditions, particularly in the pharmaceutical, healthcare or other industries in which IMS HEALTH's customers operate. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company made from time to time with the Securities and Exchange Commission.

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                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

IMS Health Incorporated ("IMS") and The TriZetto Group, Inc. ("TriZetto") plan to file a Registration Statement on Form S-4 and other relevant documents with the Securities and Exchange Commission (the "SEC")in connection with the Merger, and IMS and TriZetto expect to mail a Joint Proxy Statement/Prospectus to stockholders of IMS and TriZetto containing information about the Merger. Investors and security holders are urged to read the Registration Statement, the Joint Proxy Statement/Prospectus, and other documents filed with the SEC carefully when they are available. The Registration Statement, Joint Proxy Statement/Prospectus, and other filings will contain important information about IMS, TriZetto, the Merger, the persons soliciting proxies relating to the Merger, their interests in the Merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Investors will be able to obtain copies of the documents free of charge from IMS by directing a request through the Investor Information portion of IMS's website at http://www.imshealth.com or by mail to IMS Health Incorporated, 200 Nyala Farms, Westport, CT 06880, attention: Investor Relations, telephone: 203-222-4250. Documents filed by TriZetto will be available free of charge from TriZetto by directing a request through the Investor Information portion of TriZetto's website at http://www.trizetto.com or by directing a request by mail to The TriZetto Group, Inc., 567 San Nicolas Drive, Newport Beach, CA 92660, attention:
Investor Relations, telephone: (949) 219-2200. In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, IMS and TriZetto file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by IMS or TriZetto at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. IMS's and TriZetto's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

         INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

         IMS, its directors, executive officers and certain other members of management and employees may be soliciting proxies from IMS stockholders in favor of approval and adoption of the merger agreement. Information concerning the participants in the solicitation will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC.